Exhibit 99.1

PERDIGÃO S.A.

CNPJ/MF n.º 01.838.723/0001-27

A Public Company

MINUTES OF THE 6th/2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: July 24 2008, at 11:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of Board members. PRESIDING OFFICIALS: Nildemar Secches, President, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED: 1) Authorization to Sell Real Estate: The Board resolved to authorize the sale of the following properties: a) an area for subdivision into lots, the property of Avipal S. A. Avic. Ind. Com, registered under number 76.229 at the 3rd Zone Real Estate Registration Office, Porto Alegre, RS, with a total area of 111 hectares, being 28 hectares for subdivision into lots (Restinga Residential Project), 10 hectares set aside as legal reserve and the remaining area of 73 hectares, which will be sold separately; b) areas of land of 44 hectares, located in Capão da Porteira, Viamão, RS, registered under number 43.197 of the Real Estate Registration Office of Viamão, RS; c) Milk Collection Warehouse with an area of 50,000 m², located at Rodovia Luciano Furian, Bairro Abegay, Cruz Alta, RS, registered under number 6.756  of the Real Estate Registration Office of Cruz Alta. 2) Alteration in Branch Addresses: The Company resolved to authorize changes in the addresses of the following branches of the Company: a) with the corporate purpose of “Wholesale commerce in milk and dairy products; beef, pork and their byproducts; slaughtered poultry and their byproducts; meats and byproducts of other animals and food products in general” from Rua Herculano Pinheiro, 333, Rio de Janeiro, RJ, to Rua Herculano Pinheiro, 333, Bairro Pavuna, CEP 21532-440, Rio de Janeiro, RJ; b) of the branch enrolled in the corporate taxpayers register (CNPJ) under the number 01.838.723-0010/18, located at Localidade Arroio Abelha, s/nº, CEP 95900-000, Lajeado, RS, with its corporate purpose “Breeding of chickens and other domestic poultry, production of day-old chicks and eggs”, to Localidade Arroio Abelha, s/nº, CEP 95900-000, Forquetinha, RS, by virtue of the creation of the independent municipality of Forquetinha; c) of the branch enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723-0060-87, located at Avenida Porto Feliz, 525, sala 01, CEP 89893-000, Mondaí, SC, with its corporate purpose as “Preparation of Milk”, to Rua C, Ala 2, s/nº, Secção Famoso, CEP 89900-000, São Miguel do Oeste, SC; d) of the branch enrolled in the corporate taxpayers’ register (CNPJ) under number 01.838.723-0049/71, with its corporate purpose as “Cultivation of Eucalyptus”, located at Estrada de Monte Alegre, s/nº, CEP 95820-970, General Câmara, RS, to Estrada de Monte Alegre, s/nº, CEP 95833-970, Vale Verde, RS, due to the creation of the independent municipality of Vale Verde. 3) Offer of Real Estate in Guarantee: The Board resolved to authorize the offer of the real estate of the Santa Rosa unit, registered under numbers 15.368, 12.395 to 12.404 and 6.627 at the Real Estate Registration Office of Santa Rosa, RS, as a mortgage guarantee to Banco Nacional de Desenvolvimento Econômico e Social — BNDES, with respect to the contract for a line of credit, 07.21104.1, signed on February 29 2008 for the value of R$ 48,848,000.00. 4) Other Company matters of an internal nature. CONCLUSION: These minutes having been drafted, read and approved, were signed by the participants of the meeting. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. (I certify that this is an exact copy of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, pages 50, 51)